

Mail Stop 3628

April 13, 2010

By Facsimile and U.S. Mail

Mario Gabelli
GAMCO Asset Management Inc.
One Corporate Center
Rye, NY 10580-1435

>   **Re: Myers Industries, Inc.**
>   **Revised Preliminary Proxy Statement on Schedule 14A**
>   **Filed by GAMCO Asset Management et al.**
>   **Filed April 8, 2010**
>   **File No. 1-08524**

Dear Mr. Gabelli:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 14A

Information About the Participants, page 9

1. We note that GGCP Inc, GAMCO Investors, Gabelli Funds, LLC, Teton Advisors, Inc., Gabelli Securities, Inc., Gabelli & Company, Inc., MJG Associates, Inc., Gabelli Foundation, Inc., and MJG-IV Limited Partnership are filing persons on the most recent amended Schedule 13D. Please advise us as to why these entities are not also participants in the solicitation.

Beneficial Ownership of Common Stock, page 9

2. Please revise the ownership information for Mr. Gabelli since he is the beneficial owner of 2,138,275 shares, rather than zero.

3. We note that you disclose information as of the record date. Please continue to update the share ownership information as of the most recent practicable date. Refer to Item 403 of Regulation S-K.

Cost and Method of Solicitation, page 12

4. We note that you disclose the amount spent to date. Please also include the total amount that you estimate will be spent in connection with the solicitation. Refer to Item 4(b)(4) of Schedule 14A.

Closing Information

Please amend the preliminary proxy statement in response to these comments. Clearly and precisely mark the changes to the preliminary proxy statement effected by the amendment, as required by Rule 14a-6(h) and Rule 310 of Regulation S-T. We may have further comments upon receipt of your amendment; therefore, please allow adequate time after the filing of the amendment for further staff review.

Please direct any questions to me at (202) 551-3411. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Peggy Kim
Special Counsel
Office of Mergers & Acquisitions